Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT AUDITOR’S REPORT ON AUDIT OF CONSOLIDATED FINANCIAL RESULTS TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), for the quarter and year ended March 31, 2023 (the “Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of the subsidiaries as given in the Annexure to this report;
(ii)	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standards (“Ind AS”) and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and year ended March 31, 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (the “ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement which includes Consolidated financial results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the audited interim condensed consolidated financial statements for the three months and year ended March 31, 2023. This responsibility includes preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in Ind AS, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations to the extent applicable.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Consolidated Financial Results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company and such other entities included in the Consolidated Financial Results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards

Place: Bengaluru Date: April 13, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRYK6808

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (under liquidation)
14.	Infosys Public Services, Inc.
15.	Infosys Canada Public Services Inc. (liquidated effective November 23, 2021)
16.	Infosys BPM Limited
17.	Infosys (Czech Republic) Limited s.r.o.
18.	Infosys Poland Sp z.o.o
19.	Infosys McCamish Systems LLC
20.	Portland Group Pty Ltd
21.	Infosys BPO Americas LLC.
22.	Infosys Consulting Holding AG
23.	Infosys Management Consulting Pty Limited
24.	Infosys Consulting AG
25.	Infosys Consulting GmbH
26.	Infosys Consulting S.R.L (Romania)
27.	Infosys Consulting SAS
28.	Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.) (liquidated effective December 16, 2021)
29.	Infosys Consulting (Shanghai) Co., Ltd. (liquidated effective September 01, 2021)
30.	Infy Consulting Company Ltd.
31.	Infy Consulting B.V.
32.	Infosys Consulting S.R.L (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022
33.	Infosys Consulting (Belgium) NV
34.	Panaya Inc.
35.	Panaya GmbH (renamed as Infosys Financial Services GmbH) became a wholly owned subsidiary of Infosys Singapore Pte. Ltd with effect from February 23, 2023
36.	Panaya Ltd.
37.	Brilliant Basics Holdings Limited (under liquidation)
38.	Brilliant Basics Limited (under liquidation)
39.	Infosys Consulting Pte. Ltd. (renamed as Infosys Singapore Pte. Ltd.)
40.	Infosys Middle East FZ LLC
41.	Fluido Oy
42.	Fluido Sweden AB (Extero)
43.	Fluido Norway A/S
44.	Fluido Denmark A/S
45.	Fluido Slovakia s.r.o
46.	Infosys Compaz Pte. Ltd.
47.	Infosys South Africa (Pty) Ltd
48.	WongDoody Holding Company Inc. (merged with WongDoody, Inc effective December 31, 2021)
49.	WDW Communications, Inc. (merged with WongDoody, Inc effective December 31, 2021)
50.	WongDoody, Inc (became wholly-owned subsidiary of Infosys Limited effective December 31, 2021)
51.	HIPUS Co., Ltd.
52.	Stater N.V.
53.	Stater Nederland B.V.
54.	Stater XXL B.V.
55.	HypoCasso B.V.
56.	Stater Participations B.V.
57.	Stater Belgium N.V./S.A.
58.	Outbox systems Inc. dba Simplus (US)
59.	Simplus North America Inc. (liquidated effective April 27, 2021)
60.	Simplus ANZ Pty Ltd.
61.	Simplus Australia Pty Ltd
62.	Sqware Peg Digital Pty Ltd (liquidated effective September 02, 2021)
63.	Simplus Philippines, Inc.
64.	Simplus Europe, Ltd. (liquidated effective July 20, 2021)
65.	Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)
66.	Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)
67.	Infosys Limited Bulgaria EOOD
68.	Infosys BPM UK Limited
69.	Blue Acorn LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)
70.	Beringer Commerce Inc renamed as Blue Acorn iCi Inc.
71.	Beringer Capital Digital Group Inc (merged with Blue Acorn iCi Inc effective January 1, 2022)
72.	Mediotype LLC (merged with Blue Acorn iCi Inc effective January 1, 2022)
73.	Beringer Commerce Holdings LLC (merged with Blue Acorn iCi Inc effective January 1, 2022)
74.	SureSource LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)
75.	Simply Commerce LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)
76.	iCiDIGITAL LLC (merged with Beringer Capital Digital Group Inc effective January 1, 2022)
77.	Kaleidoscope Animations, Inc.
78.	Kaleidoscope Prototyping LLC
79.	GuideVision s.r.o
80.	GuideVision Deutschland GmbH
81.	GuideVision Suomi Oy
82.	GuideVision Magyarorszag Kft
83.	GuideVision Polska SP Z.O.O
84.	Infosys Business Solutions LLC, a wholly-owned subsidiary of Infosys Limited (incorporated on February 20, 2022)
85.	Infosys Germany GmbH (formerly Kristall 247. GmbH) (acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte Ltd. on March 22, 2022)
86.	GuideVision UK Ltd (under liquidation)
87.	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi
88.	Infosys Germany Holding Gmbh
89.	Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm
90.	Stater GmbH (incorporated on August 4, 2021)
91.	Infosys Green Forum (incorporated on August 31, 2021)
92.	Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd. (acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte Ltd. on December 14, 2021))
93.	oddity space GmbH acquired by Infosys Germany GmbH on April 20, 2022
94.	oddity jungle GmbH acquired by Infosys Germany GmbH on April 20, 2022
95.	oddity waves GmbH acquired by Infosys Germany GmbH on April 20, 2022
96.	oddity group Services GmbH acquired by Infosys Germany GmbH on April 20, 2022
97.	oddity code GmbH acquired by Infosys Germany GmbH on April 20, 2022
98.	oddity code d.o.o. (subsidiary of oddity Code GmbH) acquired by Infosys Germany GmbH on April 20, 2022
99.	oddity GmbH acquired by Infosys Germany GmbH on April 20, 2022
100.	oddity (Shanghai) Co. Ltd. (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022
101.	oddity Limited (Taipei) (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022
102.	Infosys Public Services Canada Inc. (a wholly owned subsidiary of Infosys Public Services Inc.) incorporated on July 8, 2022
103.	BASE life science A/S acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
104.	BASE life science AG (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
105.	BASE life science GmbH (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
106.	BASE life science Ltd. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
107.	BASE life science S.A.S. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
108.	BASE life science S.r.l. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
109.	Innovisor Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
110.	BASE life science Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
111.	BASE life science SL. (a wholly owned subsidiary of BASE life science A/S) incorporated on September 6, 2022
112.	Panaya Germany GmbH, a wholly owned subsidiary of Panaya Inc. was incorporated on December 15, 2022
113.	Infosys Norway, a wholly owned subsidiary of Infosys Singapore Pte. Ltd. was incorporated on February 7, 2023
114.	Infosys Employees Welfare Trust
115.	Infosys Employee Benefits Trust
116.	Infosys Science Foundation
117.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and year ended March 31, 2023 (the “Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standards (“Ind AS”) and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the quarter and year then ended March 31, 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and year ended March 31, 2023 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which includes the Standalone financial results is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim condensed standalone financial statements for the three months and year ended March 31, 2023. This responsibility includes preparation and presentation of the Standalone Financial Results for the quarter and year ended March 31, 2023 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 13, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRYM7549

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	37,441	38,318	32,276	146,767	121,641
Other income, net	671	769	637	2,701	2,295
Total Income	38,112	39,087	32,913	149,468	123,936
Expenses
Employee benefit expenses	20,311	20,272	16,658	78,359	63,986
Cost of technical sub-contractors	3,116	3,343	3,588	14,062	12,606
Travel expenses	426	360	309	1,525	827
Cost of software packages and others	2,886	3,085	2,268	10,902	6,811
Communication expenses	171	183	170	713	611
Consultancy and professional charges	387	401	521	1,684	1,885
Depreciation and amortisation expenses	1,121	1,125	890	4,225	3,476
Finance cost	82	80	50	284	200
Other expenses	1,146	1,307	916	4,392	3,424
Total expenses	29,646	30,156	25,370	116,146	93,826
Profit before tax	8,466	8,931	7,543	33,322	30,110
Tax expense:
Current tax	2,260	2,195	1,825	9,287	7,811
Deferred tax	72	150	23	(73)	153
Profit for the period	6,134	6,586	5,695	24,108	22,146

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	25	29	(13)	8	(85)
Equity instruments through other comprehensive income, net	(15)	1	55	(7)	96

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	36	(57)	(12)	(7)	(8)
Exchange differences on translation of foreign operations	61	676	137	776	228
Fair value changes on investments, net	42	48	(65)	(256)	(49)
Total other comprehensive income/(loss), net of tax	149	697	102	514	182

Total comprehensive income for the period	6,283	7,283	5,797	24,622	22,328

Profit attributable to:
Owners of the company	6,128	6,586	5,686	24,095	22,110
Non-controlling interests	6	-	9	13	36
	6,134	6,586	5,695	24,108	22,146

Total comprehensive income attributable to:
Owners of the company	6,276	7,268	5,787	24,598	22,293
Non-controlling interests	7	15	10	24	35
	6,283	7,283	5,797	24,622	22,328

Paid up share capital (par value 5/- each, fully paid)	2,069	2,086	2,098	2,069	2,098
Other equity *#	73,338	73,252	73,252	73,338	73,252

Earnings per equity share (par value 5/- each)**
Basic ()	14.79	15.72	13.56	57.63	52.52
Diluted ()	14.77	15.70	13.54	57.54	52.41

*	Balances for the quarter ended December 31, 2022 represent balances as per the audited Balance Sheet for the year ended March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended March 31, 2023, quarter ended December 31, 2022 and quarter ended March 31, 2022.
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and year ended March 31, 2023 have been taken on record by the Board of Directors at its meeting held on April 13, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of 1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. In accordance with section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of 30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

c)	Board and Management changes

Board changes

i)	The Board appointed D. Sundaram as the Lead Independent Director of the Company, effective March 23, 2023 based on the recommendation of the Nomination and Remuneration Committee.

ii)	Kiran Mazumdar-Shaw retired as Lead Independent Director of the Company effective March 22, 2023 upon completion of her tenure. The Board placed on record its appreciation for Ms. Shaw's invaluable contribution, guidance, and strategic vision, that has helped the Company build and execute a resilient growth strategy.

iii)	The Board took note of Uri Levine’s retirement effective April 19, 2023 upon completion of his term. Uri Levine was appointed as an independent director for a period of three years from April 20, 2020 to April 19, 2023. The Board placed on record its appreciation for his contributions to the Company.

Other management changes

i)	Shaji Mathew is appointed as the Group Head of Human Resources effective March 22, 2023.

ii)	Krishnamurthy Shankar retired as the Group Head of Human Resources effective March 21, 2023. The Board placed on record its appreciation for the services rendered by him.

iii)	Mohit Joshi, President resigned from the Company. He is on leave from March 11, 2023 and will stay on leave till the last date with the Company i.e June 09, 2023. The Board placed on record its appreciation for the services rendered by him.iii) Mohit Joshi, President resigned from the Company. Effective March 11, 2023 he is on leave and his last date with the Company would be June 09, 2023. The Board placed on record its appreciation for the services rendered by him.

d)	Update on employee stock grants

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved :

i)	The following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

a) The grant of annual performance-based stock incentives (Annual Performance Equity Grant) of Restricted Stock Units (RSU's) amounting to 34.75 crore for the financial year 2024 under the 2015 Stock Incentive Compensation Plan (2015 plan). These RSUs will vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board. `

b) The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

c) The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.

d) The grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2023.

ii)	The annual performance-based grant of RSUs amounting to 0.87 crore for the financial year 2024 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2023.
iii)	The grant of 4,500 one time RSUs to two eligible employees under the 2015 plan w.e.f May 2, 2023. These RSUs will vest over a period of three to four years.

2.	Information on dividends for the quarter and year ended March 31, 2023

For financial year 2023, the Board recommended a final dividend of 17.50/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 28, 2023. The record date for the purpose of the payment of final dividend is June 2, 2023. The dividend will be paid on July 3, 2023. For the financial year ended 2022, the Company declared a final dividend of 16/- per equity share.

The Board of Directors declared an interim dividend of 16.50/- (par value 5/- each) per equity share. The record date for the payment was October 28, 2022 and the same was paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	16.50	15.00
Final dividend	17.50	–	16.00	17.50	16.00

3.	Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31, 2023	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	13,346	13,075
Right of use assets	6,882	4,823
Capital work-in-progress	288	416
Goodwill	7,248	6,195
Other Intangible assets	1,749	1,707
Financial assets
Investments	12,569	13,651
Loans	39	34
Other financial assets	2,798	1,460
Deferred tax assets (net)	1,245	1,212
Income tax assets (net)	6,453	6,098
Other non-current assets	2,318	2,029
Total non-current assets	54,935	50,700

Current assets
Financial assets
Investments	6,909	6,673
Trade receivables	25,424	22,698
Cash and cash equivalents	12,173	17,472
Loans	289	248
Other financial assets	11,604	8,727
Income tax assets (net)	6	54
Other current assets	14,476	11,313
Total current assets	70,881	67,185
Total Assets	125,816	117,885

EQUITY AND LIABILITIES
Equity
Equity share capital	2,069	2,098
Other equity	73,338	73,252
Total equity attributable to equity holders of the Company	75,407	75,350
Non-controlling interests	388	386
Total equity	75,795	75,736

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	7,057	4,602
Other financial liabilities	2,058	2,337
Deferred tax liabilities (net)	1,220	1,156
Other non-current liabilities	500	451
Total non-current liabilities	10,835	8,546

Current liabilities
Financial liabilities
Lease liabilities	1,242	872
Trade payables	3,865	4,134
Other financial liabilities	18,558	15,837
Other Current Liabilities	10,830	9,178
Provisions	1,307	975
Income tax liabilities (net)	3,384	2,607
Total current liabilities	39,186	33,603
Total equity and liabilities	125,816	117,885

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2023 and March 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4.	Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2023	2022
Cash flow from operating activities
Profit for the year	24,108	22,146
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	9,214	7,964
Depreciation and amortization	4,225	3,476
Interest and dividend income	(1,817)	(1,645)
Finance cost	284	200
Impairment loss recognized / (reversed) under expected credit loss model	283	170
Exchange differences on translation of assets and liabilities, net	161	119
Stock compensation expense	519	415
Other adjustments	628	76
Changes in assets and liabilities
Trade receivables and unbilled revenue	(7,076)	(7,937)
Loans, other financial assets and other assets	(3,108)	(1,914)
Trade payables	(279)	1,489
Other financial liabilities, other liabilities and provisions	4,119	6,938
Cash generated from operations	31,261	31,497
Income taxes paid	(8,794)	(7,612)
Net cash generated by operating activities	22,467	23,885
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(2,579)	(2,161)
Deposits placed with corporation	(996)	(906)
Redemption of deposits placed with Corporation	762	753
Interest and dividend received	1,525	1,898
Payment towards acquisition of business, net of cash acquired	(910)	–
Payment of contingent consideration pertaining to acquisition of business	(60)	(53)
Escrow and other deposits pertaining to Buyback	(483)	(420)
Redemption of escrow and other deposits pertaining to Buyback	483	420
Other receipts	71	67
Other payments	–	(22)
Payments to acquire Investments
Tax free bonds and government bonds	(27)	–
Liquid mutual fund units	(70,631)	(54,064)
Target maturity fund	(400)	–
Certificates of deposit	(10,348)	(4,184)
Commercial Paper	(3,003)	–
Non convertible debentures	(249)	(1,609)
Government securities	(1,569)	(4,254)
Others	(20)	(24)
Proceeds on sale of Investments
Tax free bonds and government bonds	221	20
Liquid mutual fund units	71,851	53,669
Certificates of deposit	10,404	787
Commercial Paper	2,298	–
Non-convertible debentures	470	2,201
Government securities	1,882	1,457
Equity and preference securities	99	–
Others	–	9
Net cash (used in) / from investing activities	(1,209)	(6,416)
Cash flows from financing activities:
Payment of lease liabilities	(1,231)	(915)
Payment of dividends	(13,631)	(12,652)
Payment of dividend to non-controlling interest of subsidiary	(22)	(79)
Shares issued on exercise of employee stock options	35	21
Payment towards purchase of non-controlling interest	–	(2)
Other receipts	132	236
Other payments	(479)	(126)
Buyback of equity shares including transaction cost and tax on buyback	(11,499)	(11,125)
Net cash used in financing activities	(26,695)	(24,642)
Net increase / (decrease) in cash and cash equivalents	(5,437)	(7,173)
Effect of exchange rate changes on cash and cash equivalents	138	(69)
Cash and cash equivalents at the beginning of the period	17,472	24,714
Cash and cash equivalents at the end of the period	12,173	17,472
Supplementary information:
Restricted cash balance	362	471

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2023 and March 31, 2022 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5.	Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
Revenue by business segment
Financial Services (1)	10,818	11,235	10,096	43,763	38,902
Retail (2)	5,537	5,480	4,617	21,204	17,734
Communication (3)	4,411	4,710	4,132	18,086	15,182
Energy, Utilities, Resources and Services	4,825	4,957	3,872	18,539	14,484
Manufacturing	5,078	5,099	3,816	19,035	13,336
Hi-Tech	2,989	3,095	2,649	11,867	10,036
Life Sciences (4)	2,681	2,695	2,140	10,085	8,517
All other segments (5)	1,102	1,047	954	4,188	3,450
Total	37,441	38,318	32,276	146,767	121,641
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	37,441	38,318	32,276	146,767	121,641
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,600	2,678	2,578	10,843	10,314
Retail (2)	1,634	1,646	1,516	6,396	6,130
Communication (3)	958	1,042	884	3,759	3,372
Energy, Utilities , Resources and Services	1,302	1,457	1,111	5,155	4,225
Manufacturing	902	1,035	426	3,113	2,408
Hi-Tech	750	813	672	2,959	2,495
Life Sciences (4)	705	684	583	2,566	2,380
All other segments (5)	147	12	76	339	167
Total	8,998	9,367	7,846	35,130	31,491
Less: Other Unallocable expenditure	1,121	1,125	890	4,225	3,476
Add: Unallocable other income	671	769	637	2,701	2,295
Less: Finance cost	82	80	50	284	200
Profit before tax and non-controlling interests	8,466	8,931	7,543	33,322	30,110

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
Revenue from operations	30,531	32,389	27,426	124,014	103,940
Profit before tax	7,957	8,295	6,908	31,643	28,495
Profit for the period	5,904	6,210	5,177	23,268	21,235

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India April 13, 2023	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2023, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
	Audited	Audited	Audited	Audited	Audited
Revenues	4,554	4,659	4,280	18,212	16,311
Cost of sales	3,164	3,230	2,955	12,709	10,996
Gross profit	1,390	1,429	1,325	5,503	5,315
Operating expenses	433	428	405	1,678	1,560
Operating profit	957	1,001	920	3,825	3,755
Other income, net	82	94	84	335	308
Finance cost	10	10	6	35	27
Profit before income taxes	1,029	1,085	998	4,125	4,036
Income tax expense	284	285	245	1,142	1,068
Net profit	745	800	753	2,983	2,968
Earnings per equity share *
Basic	0.18	0.19	0.18	0.71	0.70
Diluted	0.18	0.19	0.18	0.71	0.70
Total assets	15,312	15,226	15,555	15,312	15,555
Cash and cash equivalents and current investments	2,322	2,456	3,185	2,322	3,185

*	EPS is not annualized for the quarter ended March 31, 2023, quarter ended December 31, 2022 and quarter ended March 31, 2022.

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and year ended March 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	30,531	32,389	27,426	124,014	103,940
Other income, net	766	1,177	590	3,859	3,224
Total income	31,297	33,566	28,016	127,873	107,164
Expenses
Employee benefit expenses	15,581	16,395	13,464	62,764	51,664
Cost of technical sub-contractors	4,551	4,720	4,641	19,096	16,298
Travel expenses	335	284	278	1,227	731
Cost of software packages and others	875	1,728	865	5,214	2,985
Communication expenses	117	132	121	502	433
Consultancy and professional charges	261	280	424	1,236	1,511
Depreciation and amortisation expense	714	713	620	2,753	2,429
Finance cost	43	41	31	157	128
Other expenses	863	978	664	3,281	2,490
Total expenses	23,340	25,271	21,108	96,230	78,669
Profit before tax	7,957	8,295	6,908	31,643	28,495
Tax expense:
Current tax	1,906	1,916	1,606	8,167	6,960
Deferred tax	147	169	125	208	300
Profit for the period	5,904	6,210	5,177	23,268	21,235
Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	10	28	(24)	(19)	(98)
Equity instruments through other comprehensive income, net	(14)	2	56	(6)	97

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	36	(57)	(12)	(7)	(8)
Fair value changes on investments, net	38	42	(61)	(236)	(39)

Total other comprehensive income/ (loss), net of tax	70	15	(41)	(268)	(48)

Total comprehensive income for the period	5,974	6,225	5,136	23,000	21,187
Paid-up share capital (par value 5/- each fully paid)	2,074	2,091	2,103	2,074	2,103
Other Equity*	65,671	67,203	67,203	65,671	67,203
Earnings per equity share ( par value 5 /- each)**
Basic ()	14.20	14.77	12.31	55.48	50.27
Diluted ()	14.19	14.76	12.30	55.42	50.21

*	Balances for the quarter ended December 31, 2022 represent balances as per the audited Balance Sheet for the year ended March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended March 31, 2023, quarter ended December 31, 2022 and quarter ended March 31, 2022.

1.	Notes pertaining to the current quarter
a)	The audited interim condensed standalone financial statements for the quarter and year ended March 31, 2023 have been taken on record by the Board of Directors at its meeting held on April 13, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of 1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. In accordance with section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of 30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

c)	Board and Management changes

Board changes

i)	The Board appointed D. Sundaram as the Lead Independent Director of the Company, effective March 23, 2023 based on the recommendation of the Nomination and Remuneration Committee.

ii)	Kiran Mazumdar-Shaw retired as Lead Independent Director of the Company effective March 22, 2023 upon completion of her tenure. The Board placed on record its appreciation for Ms. Shaw's invaluable contribution, guidance, and strategic vision, that has helped the Company build and execute a resilient growth strategy.

iii)	The Board took note of Uri Levine’s retirement effective April 19, 2023 upon completion of his term. Uri Levine was appointed as an independent director for a period of three years from April 20, 2020 to April 19, 2023. The Board placed on record its appreciation for his contributions to the Company.

Other management changes

i)	Shaji Mathew is appointed as the Group Head of Human Resources effective March 22, 2023

ii)	Krishnamurthy Shankar retired as the Group Head of Human Resources effective March 21, 2023. The Board placed on record its appreciation for the services rendered by him

iii)	Mohit Joshi, President resigned from the Company. He is on leave from March 11, 2023 and will stay on leave till the last date with the Company i.e June 09, 2023. The Board placed on record its appreciation for the services rendered by him.

d)	Update on employee stock grants

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved :

i) The following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

a) The grant of annual performance-based stock incentives (Annual Performance Equity Grant) of Restricted Stock Units (RSU's) amounting to 34.75 crore for the financial year 2024 under the 2015 Stock Incentive Compensation Plan (2015 plan). These RSUs will vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.

b) The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

c) The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.

d) The grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2023.

ii)	The annual performance-based grant of RSUs amounting to 0.87 crore for the financial year 2024 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2023.

iv)	The grant of 4,500 one time RSUs to two eligible employees under the 2015 plan w.e.f May 2, 2023. These RSUs will vest over a period of three to four years.

2.	Information on dividends for the quarter and year ended March 31, 2023

For financial year 2023, the Board recommended a final dividend of 17.50/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 28, 2023. The record date for the purpose of the payment of final dividend is June 2, 2023. The dividend will be paid on July 3, 2023. For the financial year ended 2022, the Company declared a final dividend of 16/- per equity share.

The Board of Directors declared an interim dividend of 16.50/- (par value 5/- each) per equity share. The record date for the payment was October 28, 2022 and the same was paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	16.50	15.00
Final dividend	17.50	–	16.00	17.50	16.00

3.	Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	11,656	11,384
Right of use assets	3,561	3,311
Capital work-in-progress	275	411
Goodwill	211	211
Other Intangible assets	3	32
Financial assets
Investments	23,686	22,869
Loans	39	34
Other financial assets	1,341	727
Deferred tax assets (net)	779	970
Income tax assets (net)	5,916	5,585
Other non-current assets	1,788	1,416
Total non-current assets	49,255	46,950

Current assets
Financial assets
Investments	4,476	5,467
Trade receivables	20,773	18,966
Cash and cash equivalents	6,534	12,270
Loans	291	219
Other financial assets	9,088	6,580
Other current assets	10,920	8,935
Total current assets	52,082	52,437
Total assets	101,337	99,387

EQUITY AND LIABILITIES
Equity
Equity share capital	2,074	2,103
Other equity	65,671	67,203
Total equity	67,745	69,306

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	3,553	3,228
Other financial liabilities	1,317	676
Deferred tax liabilities (net)	866	841
Other non-current liabilities	414	360
Total non - current liabilities	6,150	5,105

Current liabilities
Financial liabilities
Lease liabilities	713	558
Trade payables
Total outstanding dues of micro enterprises and small enterprises	97	3
Total outstanding dues of creditors other than micro enterprises and small enterprises	2,329	2,666
Other financial liabilities	12,697	11,269
Other current liabilities	7,609	7,381
Provisions	1,163	920
Income tax liabilities (net)	2,834	2,179
Total current liabilities	27,442	24,976
Total equity and liabilities	101,337	99,387

The disclosure is an extract of the audited Balance Sheet as at March 31, 2023 and March 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4.	Audited Standalone Statement of Cash flows

(In crore)

Particulars	Year ended March 31,
	2023	2022
Cash flow from operating activities:
Profit for the period	23,268	21,235
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2,753	2,429
Income tax expense	8,375	7,260
Impairment loss recognized / (reversed) under expected credit loss model	183	117
Finance cost	157	128
Interest and dividend income	(3,028)	(2,617)
Stock compensation expense	460	372
Other adjustments	155	72
Exchange differences on translation of assets and liabilities, net	(116)	87
Changes in assets and liabilities
Trade receivables and unbilled revenue	(5,065)	(5,725)
Loans, other financial assets and other assets	(2,171)	(1,125)
Trade payables	(243)	1,112
Other financial liabilities, other liabilities and provisions	2,248	5,487
Cash generated from operations	26,976	28,832
Income taxes paid	(7,807)	(6,736)
Net cash generated by operating activities	19,169	22,096
Cash flow from investing activities:
Expenditure on property, plant and equipment	(2,130)	(1,787)
Deposits placed with corporation	(634)	(745)
Redemption of deposits placed with corporation	482	607
Interest and dividend received	1,299	1,658
Dividend received from subsidiary	1,463	1,218
Loan given to subsidiaries	(427)	–
Loan repaid by subsidiaries	393	73
Proceeds from redemption of debentures	–	536
Investment in subsidiaries	(1,530)	(127)
Receipt / (payment) towards business transfer for entities under common control	19	(109)
Escrow and other deposits pertaining to Buyback	(483)	(420)
Redemption of Escrow and other deposits pertaining to Buyback	483	420
Other receipts	61	47
Payments to acquire investments
Preference and equity securities	–	(5)
Liquid mutual fund units	(62,952)	(48,139)
Target maturity fund units	(400)	–
Tax free bonds and Government bonds	(14)	–
Commercial Papers	(2,485)	–
Certificates of deposit	(8,909)	(3,897)
Government Securities	(1,370)	(3,450)
Non-convertible debentures	–	(1,456)
Others	(4)	(5)
Proceeds on sale of investments
Tax free bonds and Government bonds	213	20
Preference and equity securities	–	9
Liquid mutual fund units	64,168	48,219
Non-convertible debentures	395	1,939
Certificates of deposit	9,454	787
Commercial Papers	2,098	–
Government Securities	1,532	1,452
Others	99	5
Net cash (used in) / from investing activities	821	(3,150)
Cash flow from financing activities:
Payment of lease liabilities	(694)	(598)
Shares issued on exercise of employee stock options	30	11
Buyback of equity shares including transaction cost and tax on Buyback	(11,499)	(11,125)
Other receipts	44	134
Other payments	(64)	–
Payment of dividends	(13,674)	(12,697)
Net cash used in financing activities	(25,857)	(24,275)
Net increase / (decrease) in cash and cash equivalents	(5,867)	(5,329)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	131	(13)
Cash and cash equivalents at the beginning of the period	12,270	17,612
Cash and cash equivalents at the end of the period	6,534	12,270
Supplementary information:
Restricted cash balance	46	60

5.       Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31,2023.

By order of the Board for Infosys Limited

Bengaluru, India April 13, 2023	Salil Parekh Chief Executive Officer and Managing Director

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2023	2023	2022
Revenue from operations	37,441	146,767	32,276
Profit before tax	8,466	33,322	7,543
Profit for the period	6,134	24,108	5,695
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	6,283	24,622	5,797

Profit attributable to:
Owners of the company	6,128	24,095	5,686
Non-controlling interests	6	13	9
	6,134	24,108	5,695
Total comprehensive income attributable to:
Owners of the company	6,276	24,598	5,787
Non-controlling interest	7	24	10
	6,283	24,622	5,797

Paid-up share capital (par value 5/- each fully paid)	2,069	2,069	2,098
Other equity #	73,338	73,338	73,252
Earnings per share (par value 5/- each)*
Basic ()	14.79	57.63	13.56
Diluted ()	14.77	57.54	13.54

*	EPS is not annualized for the quarter ended March 31, 2023 and quarter ended March 31, 2022
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter
a)	The audited interim condensed consolidated financial statements for the quarter and year ended March 31, 2023 have been taken on record by the Board of Directors at its meeting held on April 13, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of 1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. In accordance with section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of 30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

c)	Board and Management changes

Board changes

i)	The Board appointed D. Sundaram as the Lead Independent Director of the Company, effective March 23, 2023 based on the recommendation of the Nomination and Remuneration Committee.

ii)	Kiran Mazumdar-Shaw retired as Lead Independent Director of the Company effective March 22, 2023 upon completion of her tenure. The Board placed on record its appreciation for Ms. Shaw's invaluable contribution, guidance, and strategic vision, that has helped the Company build and execute a resilient growth strategy.

iii)	The Board took note of Uri Levine’s retirement effective April 19, 2023 upon completion of his term. Uri Levine was appointed as an independent director for a period of three years from April 20, 2020 to April 19, 2023. The Board placed on record its appreciation for his contributions to the Company.

Other management changes

i)	Shaji Mathew is appointed as the Group Head of Human Resources effective March 22, 2023

ii)	Krishnamurthy Shankar retired as the Group Head of Human Resources effective March 21, 2023. The Board placed on record its appreciation for the services rendered by him.

iii)	Mohit Joshi, President resigned from the Company. He is on leave from March 11, 2023 and will stay on leave till the last date with the Company i.e June 09, 2023. The Board placed on record its appreciation for the services rendered by him.

d)	Update on employee stock grants

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved :

i)       The following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

a) The grant of annual performance-based stock incentives (Annual Performance Equity Grant) of Restricted Stock Units (RSU's) amounting to 34.75 crore for the financial year 2024 under the 2015 Stock Incentive Compensation Plan (2015 plan). These RSUs will vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.

b) The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

c) The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.

d) The grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2023.

ii)	The annual performance-based grant of RSUs amounting to 0.87 crore for the financial year 2024 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2023.
iii)	The grant of 4,500 one time RSUs to two eligible employees under the 2015 plan w.e.f May 2, 2023. These RSUs will vest over a period of three to four years.

2.	Information on dividends for the quarter and year ended March 31, 2023

For financial year 2023, the Board recommended a final dividend of 17.50/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 28, 2023. The record date for the purpose of the payment of final dividend is June 2, 2023. The dividend will be paid on July 3, 2023. For the financial year ended 2022, the Company declared a final dividend of 16/- per equity share.

The Board of Directors declared an interim dividend of 16.50/- (par value 5/- each) per equity share. The record date for the payment was October 28, 2022 and the same was paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2023	2023	2022
Dividend per share (par value 5/- each)
Interim dividend	–	16.50	–
Final dividend	17.50	17.50	16.00

3.	Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2023	2023	2022
Revenue from operations	30,531	124,014	27,426
Profit before tax	7,957	31,643	6,908
Profit for the period	5,904	23,268	5,177

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India April 13, 2023	Salil Parekh Chief Executive Officer and Managing Director

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.